UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Connect Biopharma Holdings Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

207523101**

(CUSIP Number)

James Huang

Panacea Venture

No. 5, Lane 1350, Fuxing Middle Road

Xuhui District, Shanghai

China 200031

(86-21) 6176-1101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the Ordinary Shares of the Issuer (“Ordinary Shares”). CUSIP number 207523101 has been assigned to the American Depositary Shares of the Issuer (“ADSs”). Each ADS represents one Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes

CUSIP No. 207523101	13D	Page 1 of 9 pages

1	Names of Reporting Persons Panacea Innovation Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,900,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,900,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,900,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.2%
14	Type of Reporting Person CO

CUSIP No. 207523101	13D	Page 2 of 9 pages

1	Names of Reporting Persons Panacea Venture Healthcare Fund II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,900,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,900,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,900,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.2%
14	Type of Reporting Person PN

CUSIP No. 207523101	13D	Page 3 of 9 pages

1	Names of Reporting Persons Panacea Venture Healthcare Fund II GP Company, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,900,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,900,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,900,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.2%
14	Type of Reporting Person CO

CUSIP No. 207523101	13D	Page 4 of 9 pages

1	Names of Reporting Persons James Huang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,900,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,900,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,900,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.2%
14	Type of Reporting Person IN

CUSIP No. 207523101	13D	Page 5 of 9 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Ordinary Shares, par value $0.000174 per share (the “Ordinary Shares”) of Connect Biopharma Holdings Limited (the “Issuer”), whose principal executive offices are located at 12265 El Camino Real, Suite 350, San Diego, CA 92130.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Panacea Innovation Limited

Panacea Venture Healthcare Fund II, L.P.

Panacea Venture Healthcare Fund II GP Company, Ltd.

James Huang

Mr. Huang is a citizen of the Republic of China. The remaining Reporting Persons are organized under the laws of the Cayman Islands. The Reporting Persons are principally engaged in the business of investing in securities, including of the Issuer. The business address of each of the Reporting Persons is c/o Maples Corporate Services Limited, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Panacea Venture Healthcare Fund II, L.P. purchased the Ordinary Shares reported herein in a series of open-market transactions for aggregate consideration of approximately $10.4 million. Panacea Venture Healthcare Fund II, L.P. obtained the funds used to purchase the Ordinary Shares through capital contributions from its partners.

Item 4.	Purpose of Transaction.

On February 12, 2024, James Huang was appointed to the Board of Directors (the “Board”) of the Issuer. There is no arrangement or understanding between Mr. Huang and any other person pursuant to which Mr. Huang was appointed as a director.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis.

CUSIP No. 207523101	13D	Page 6 of 9 pages

Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The ownership information presented below represents beneficial ownership of Ordinary Shares as of the date of this filing, based upon 55,071,559 Ordinary Shares outstanding as of June 30, 2023, as disclosed in the Issuer’s Current Report on Form 6-K, furnished with the Securities and Exchange Commission on September 12, 2023.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Panacea Innovation Limited	8,900,000	16.6%	0	8,900,000	0	8,900,000
Panacea Venture Healthcare Fund II, L.P.	8,900,000	16.6%	0	8,900,000	0	8,900,000
Panacea Venture Healthcare Fund II GP Company, Ltd.	8,900,000	16.6%	0	8,900,000	0	8,900,000
James Huang	8,900,000	16.6%	0	8,900,000	0	8,900,000

CUSIP No. 207523101	13D	Page 7 of 9 pages

Panacea Venture Healthcare Fund II, L.P. is the record holder of the Ordinary Shares reported herein.

James Huang is the sole owner of Panacea Innovation Limited, which is the sole owner of Panacea Venture Healthcare Fund II GP Company, Ltd., which is the general partner of Panacea Venture Healthcare Fund II, L.P. As a result, each of the Reporting Persons may be deemed to share beneficial ownership of the Ordinary Shares directly reported herein, but each disclaims such beneficial ownership.

(c)

During the past 60 days, Panacea Venture Healthcare Fund II, L.P. purchased 970,000 Ordinary Shares in open market transactions on the Nasdaq Global Market. Details by date, listing the number of Ordinary Shares acquired and the weighted average price per share for transactions that were effected during the past sixty days are provided below. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of shares purchased at each separate price for this transaction.

Date	Equity Shares Disposed Of	Weighted Average Price per Share
December 28, 2023	170,000	$1.0935
December 29, 2023	150,000	$1.1751
January 3, 2024	50,000	$1.2129
January 8, 2024	8,721	$1.1973
January 17, 2024	51,279	$1.0838
January 22, 2024	40,000	$1.1657
January 23, 2024	75,000	$1.2096
January 24, 2024	50,000	$1.2581
January 25, 2024	75,000	$1.2441
February 5, 2024	50,000	$1.1245
February 7, 2024	50,000	$1.1545
February 9, 2024	200,000	$1.3413

Except for the transactions disclosed in this Item 5(c), none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past sixty days.

(d)	None.

(e)	Not applicable.

CUSIP No. 207523101	13D	Page 8 of 9 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Neither the Reporting Persons nor any Related Person has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

CUSIP No. 207523101	13D	Page 9 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

Panacea Innovation Limited

By:	/s/ James Huang
Name:	James Huang
Title:	Founding Managing Partner

Panacea Venture Healthcare Fund II, L.P.
By: Panacea Venture Healthcare Fund II GP Company, Ltd., its general partner
By: Panacea Innovation Limited, its sole owner

By:	/s/ James Huang
Name:	James Huang
Title:	Founding Managing Partner

Panacea Venture Healthcare Fund II GP Company, Ltd.
By: Panacea Innovation Limited, its sole owner

By:	/s/ James Huang
Name:	James Huang
Title:	Founding Managing Partner

James Huang

/s/ James Huang